News Release
Issued on behalf of Reed Elsevier NV

For immediate release
20 April 2010

Reed Elsevier NV AGM 20 April 2010

Reed Elsevier NV announces that the Annual General Meeting of Shareholders (AGM), held in Amsterdam on 20 April, approved the 2009 financial statements and determined the total dividend for 2009 at € 0.400 per ordinary share of € 0.07 nominal value. After taking account of the interim dividend paid in August 2009 of € 0.107 per ordinary share the final dividend is € 0.293 per ordinary share.

The AGM also approved the re-appointment of Erik Engstrom and Mark Armour as members of the Executive Board and of Messrs Robert Polet, Ben van der Veer and Anthony Habgood as members of the Supervisory Board. Mrs Dien de Boer-Kruyt retired as a member of the Supervisory Board at the meeting. All other proposals made to the AGM were also approved.

The results of the voting on each resolution are set out below:

Resolution	For	%	Against	%	Votes withheld

4. Adoption of the 2009 Annual Financial Statements	411,715,428	99.7%	1,079,021	0.3%	493,089

5a. Release from liability of members of the Executive Board	406,066,816	98.4%	6,755,295	1.6%	468,249

5b. Release from liability of members of the Supervisory Board	408,690,582	99.0%	4,159,276	1.0%	440,502

6. Determination and distribution of dividend	413,207,381	100.0%	31,095	0.0%	59,339

7. Appointment of external auditors	409,590,479	99.5%	2,146,191	0.5%	1,553,830

8a. Re-appointment Robert Polet	403,160,003	97.6%	9,993,571	2.4%	141,199

8b. Re-appointment Anthony Habgood	403,892,764	97.8%	9,255,310	2.2%	140,172

8c. Re-appointment Ben van der Veer	411,668,621	99.6%	1,496,664	0.4%	133,950

9a. Re-appointment Erik Engstrom	411,562,761	99.7%	1,314,430	0.3%	422,377

9b. Re-appointment Mark Armour	410,851,245	99.5%	2,024,427	0.5%	423,904

10a. Approval amendment remuneration policy	385,775,332	94.0%	24,814,096	6.0%	2,709,586

10b. Approval RE Growth Plan	372,846,658	90.8%	37,724,363	9.2%	2,726,618

10c.Approval BIP 2010	388,443,777	94.1%	24,333,930	5.9%	520,755

11. Delegation Executive Board to acquire own shares	411,297,236	99.8%	688,079	0.2%	1,300,756

12a. Designation Combined Board to issue shares, grant options	396,840,047	96.2%	15,760,670	3.8%	685,524

12b.Designation Combined Board to limit or exclude pre-emptive rights	390,041,957	94.5%	22,823,777	5.5%	416,893

Note:
Votes ‘withheld’ are not counted in the calculation of the proportion of votes ‘for’ or ‘against’ a resolution.

-ENDS-